FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 27, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Supervisory Authority measures against Magyar Telekom

Budapest – July 27, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that the Hungarian Financial Supervisory Authority (HFSA) has fined Magyar Telekom HUF 6 million and warned the company to comply with regular reporting regulations.

As announced earlier, the Company is still inquiring into certain consultancy contracts, totalling approximately HUF 700 million, to determine whether they have been entered into in violation of company policy or applicable law and regulation. This inquiry, which is conducted by an independent law firm and supervised by the Audit Committee is still ongoing. The Company also announced that due to the delay to the respective Annual General Meetings, the Company and some of its subsidiaries have failed and will fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results.

In its Resolution No J-III-B/86.332/2006, the Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations. The Company is currently investigating the legal solutions to hold an AGM and prepare the annual report as soon as possible.

Magyar Telekom is in contact with the relevant authorities regarding the investigation and has received certain requests for additional information. Additionally, the HFSA also informed Magyar Telekom that the U.S. Securities and Exchange Commission has notified the HFSA that it has requested certain documents from the Company to investigate potential violations of the U.S. federal securities laws.

The Company is committed to complying fully with the requirements and requests of the above authorities.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: July 27, 2006